CUSIP NO. 44915N101	13D	Page 1 of 11

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Hyperion Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44915N101

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

2800 Sand Hill Road, Suite 150

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jonathan Goodwin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

December 13, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44915N101	13D	Page 2 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Venture Partners VII, L.P. (“SVP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,947,221 shares, except that Sofinnova Management VII, L.L.C. (“SM VII”), the general partner of SVP VII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Eric P. Buatois (“Buatois”), the managing members of SM VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

2,947,221 shares, except that SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 44915N101	13D	Page 3 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Management VII, L.L.C. (“SM VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,947,221 shares, all of which are owned directly by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

2,947,221 shares, all of which are owned directly by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 44915N101	13D	Page 4 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

2,947,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

2,947,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 44915N101	13D	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,760 ordinary shares (including 13,905 shares represented by an option exercisable in full immediately).
8

SHARED VOTING POWER

2,947,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Healy, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER 25,760 ordinary shares (including 13,905 shares represented by an option exercisable in full immediately).
10

SHARED DISPOSITIVE POWER

2,947,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,972,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 44915N101	13D	Page 6 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Eric P. Buatois (“Buatois”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Permanent Resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

2,947,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Buatois, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

2,947,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Buatois, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 44915N101	13D	Page 7 of 11

Statement on Schedule 13D

This Amendment No. 2 (“Amendment No. 2”) amends and restates that certain Amendment No. 1 filed on December 24, 2013 to the statement on Schedule 13D initially filed on August 6, 2012 (such filing on August 6, 2012, the “Original Schedule 13D” and such filing on December 24, 2013, “Amendment No. 1”) on behalf of Sofinnova Venture Partners VII, L.P., Sofinnova Management VII, L.L.C., Dr. Michael F. Powell, Dr. James I. Healy, and Eric P. Buatois (collectively, the “Reporting Persons”) relating to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”) of Hyperion Therapeutics, Inc., a Delaware corporation (“Issuer”). This Amendment No. 2 is being filed to indicate that certain information in Item 7 and the Exhibit Index of Amendment No. 1 was omitted and filed separately with the Securities and Exchange Commission, and confidential treatment was requested with respect to such omitted portions. Amendment No. 1 was filed to reflect the entry into plans to distribute and sell shares of Common Stock compliant with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as set forth below, this Amendment No. 2 does not supplement, restate or amend any of the other information disclosed in the Original Schedule 13D. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended to add the following statements:

Sofinnova Venture Partners VII, L.P. entered into a Distribution Plan that complies with Rule 10b5-1 promulgated under the Exchange Act with Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “SVP VII Rule 10b5-1 Plan”). Pursuant to the SVP VII Rule 10b5-1 Plan shares of Common Stock may be distributed by Sofinnova Venture Partners VII, L.P. to its limited partners over a set period of time provided that the terms and conditions of the plan are met.

Sofinnova Management VII, L.L.C. entered into a Sales Plan that complies with Rule 10b5-1 promulgated under the Exchange Act with Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “SM VII Rule 10b5-1 Plan,” and together with the SVP VII Rule 10b5-1 Plan, the “Rule 10b5-1 Plans”). Pursuant to the SM VII Rule 10b5-1 Plan shares of Common Stock received by distribution from Sofinnova Venture Partners VII, L.P. may be sold by Sofinnova Management VII, L.L.C. over a set period of time provided that the terms and conditions of the plan are met.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 20,106,371 shares of Common Stock outstanding as of November 5, 2013, as reported by the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended to add the following statements:

See Item 4 regarding the Rule 10b5-1 Plans.

CUSIP NO. 44915N101	13D	Page 8 of 11

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

EXHIBIT D1	Rule 10b5-1 Distribution Plan between Sofinnova Venture Partners VII, L.P. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated December 13, 2013.
EXHIBIT E1	Rule 10b5-1 Sales Plan between Sofinnova Management VII, L.L.C. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated December 16, 2013.
[1] Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such omitted portions.

CUSIP NO. 44915N101	13D	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 30, 2014

SOFINNOVA VENTURE PARTNERS VII, L.P.,
a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VII, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C.,
a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 44915N101	13D	Page 10 of 11

EXHIBIT INDEX

Exhibit	Description

D1	Rule 10b5-1 Distribution Plan between Sofinnova Venture Partners VII, L.P. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated December 13, 2013.
E1	Rule 10b5-1 Sales Plan between Sofinnova Management VII, L.L.C. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated December 16, 2013.
[1] Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such omitted portions.

CUSIP NO. 44915N101	13D	Page 11 of 11

exhibit D

SVP VII Rule 10b5-1 Plan

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Venture Partners VII, L.P.
Symbol:	HPTX
Start Date:	[***][1]
End Date:	[***][2]

Rule 10b5-1 Distribution Plan and Client Representations

The undersigned, Sofinnova Venture Partners VII, L.P. (the “Fund”), as of December 13, 2013 (the “Adoption Date”), establishes this Distribution Plan (“Plan”) in order to distribute up to a maximum aggregate of [***]3 shares of the common stock (“Shares”) of Hyperion Therapeutics, Inc., (“Issuer”), pursuant to the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”). The Fund requests that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) execute the Plan as follows:

1.	Instructions for Distributions.

Starting [***]4 (which is at least 60 days after the Adoption Date) (the “Start Date”) and ending on [***]5, you are authorized and directed to distribute Shares to the partners of the Fund (the “Partners”) as indicated by the checked box below (for purposes of this Plan, the date on which any such distribution shall be made in accordance with this Section 1 shall be referred to as an “Effective Date”):

☐	Distribute __________ Shares ________________ on the principal exchange or market on which the Shares are traded (“Exchange”) (the Effective Date of such first distribution being the “Initial Distribution Date”).

☒	Distribute Shares pursuant to the following table:

1 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

2 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

3 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

4 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

5 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Venture Partners VII, L.P.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

Start Date	End Date	Share Quantity	Closing Price Hurdle
The Start Date	[***][6]	[***][7]	[***][8]

	Total	[***][9]

☐	Implement Carryforward provision. (Optional)

Under this provision, any Shares not distributed as specified above because the parameters (e.g., specified closing price) under the Plan were not met, will carry forward to future _______ [time periods] until distributed.

2.	Stock Splits/Reincorporation/Reorganizations

2.1 In the event of a stock split or reverse stock split, the quantity and price at which the Shares are to be distributed will be adjusted proportionately.

2.2 In the event of a stock dividend or spin-off, the quantity and price at which the Shares are to be distributed will be adjusted in the same manner and in accordance with public disclosures made by the Issuer with respect to such stock dividend or spin-off. The Fund may provide Merrill Lynch written notice as to the occurrence of any such dividend or spin-off, as well as specific instructions as to the adjustment to the quantity and price at which Shares are to be distributed (which adjustment shall be made solely in accordance with the preceding sentence of this Section 2.2), whereupon such adjustment shall become effective.

2.3 In the event of a reincorporation or other corporate reorganization resulting in an automatic share-for-share exchange of new shares of the Issuer for the Shares subject to the Plan, then the new shares will automatically replace the Shares originally specified in the Plan.

6 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

7 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

8 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

9 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Venture Partners VII, L.P.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

3.	Notices; Mechanics of Distribution.

3.1 In the event that Merrill Lynch shall determine that a distribution is required to be made pursuant to Section 1 of this Plan, it shall notify James I. Healy, Nathalie Auber and Hooman Shahlavi of the Fund, promptly, but in any event, by the close of business on the Effective Date of such distribution. Nathalie Auber shall then provide Merrill Lynch with a Direction in the form of Annex A hereto, as of the Effective Date, all determined in accordance with the applicable provisions of the Limited Partnership Agreement of the Fund, dated October 12, 2006 (as amended, the “Partnership Agreement”), and shall promptly distribute such Direction to the limited partners of the Fund. Merrill Lynch’s Venture Services Group (“VSG”) shall then promptly service such distribution to the Partners.

3.2 By its execution hereof, the Fund authorizes Merrill Lynch, to contact the Issuer and the Issuer’s counsel as necessary to obtain all required legal opinions to facilitate and complete each distribution pursuant hereto.

3.3 The Fund understands that, on receipt by Merrill Lynch of a Direction and after confirming the identity of each Partner to its satisfaction and obtaining all required agreements and approvals from the Partners as required under the USA PATRIOT Act and other regulatory requirements to which Merrill Lynch is subject, Merrill Lynch will (a) establish a separate account (each, a “Distribution Account”) for the sole purpose of facilitating the distribution for each Partner that does not already have a Distribution Account with Merrill Lynch and (b) on the establishment of such Distribution Accounts, distribute the number of Shares, as set forth on the applicable Direction to each such Partner to their applicable Distribution Account.

3.4 The Fund acknowledges and agrees that, in connection with a Distribution Account, if: (a) Merrill Lynch does not receive or is unable to verify any account opening information to its satisfaction with respect to any Partner or account; (b) Merrill Lynch does not receive satisfactory tax identification with respect to any Partner or account; (c) Merrill Lynch determines that any information provided to it by or with respect to any Partner is inaccurate; (d) Merrill Lynch determines that any Partner is or may be a Prohibited Investor (as hereinafter defined); and/or (e) Merrill Lynch determines, consistent with its obligations under the USA PATRIOT Act and the general “know your customer” and customer information obligations under the federal securities laws and self-regulatory organization regulations, a Partner’s identity requires further due diligence and verification, then in each case, Merrill Lynch may, without liability of any kind, (i) not establish any Distribution Account with respect to such Partner; (ii) delay the establishment of a Distribution Account with respect to such Partner; (iii) close Distribution Accounts previously established with respect to such Partner; (iv) refuse to engage in any transactions with respect to such Partner; and/or (v) return to the General Partner the Shares otherwise distributable to such Partner. For purposes hereof, a “Prohibited Investor” means (1) a person listed in the Annex to Executive Order No. 13224 (2001) issued by the President of the United States (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism); (2) a person named on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control (OFAC); (3) a non-U.S. bank that is barred, by the terms of its banking license, from doing business within the country that issued the license; or (4) is otherwise prohibited from investing in the Fund pursuant to applicable U.S. anti-money laundering, anti-terrorist and asset control laws, regulations, rules or orders.

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Venture Partners VII, L.P.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

3.5 The Fund will cooperate fully with Merrill Lynch in correcting, verifying and/or determining any information required by Merrill Lynch in connection with the establishment or maintenance of any Distribution Account with respect to any Partner.

3.6 The Fund will make representatives of its General Partner, and representatives of any of its affiliates responsible for managing or advising the Fund, available to Merrill Lynch at reasonable times and on reasonable advance notice for the purpose of permitting representatives of Merrill Lynch to discuss, review and evaluate the USA PATRIOT Act compliance procedures applicable to the Fund and the Partners, if any.

4.	Representations, Warranties and Covenants.

In consideration of Merrill Lynch agreeing to distribute securities under this Plan, the Fund makes the following representations, warranties and covenants:

4.1 The Fund has established the Plan in good faith, in compliance with the requirements of Rule 10b5-1, and at a time when it was not aware of material nonpublic information about the Shares or the Issuer.

4.2 The Fund has consulted with its own independent legal counsel and other advisors in connection with its decision to enter into the Plan and has confirmed that the Plan meets the criteria set forth in Rule 10b5-1. The Fund has not received or relied on any representations by Merrill Lynch regarding the Plan’s compliance with Rule 10b5-1.

4.3 Merrill Lynch has received electronic confirmation from the Issuer’s outside counsel regarding the Plan’s compliance with the Issuer’s insider trading policy and other related matters.

4.4 The Fund owns all Shares that are subject to the Plan free and clear of any liens or encumbrances of any kind. There are no restrictions imposed on the Fund, the Shares or, to the knowledge of the Fund, the Issuer that would prevent Merrill Lynch or the Fund from complying with the Plan.

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Venture Partners VII, L.P.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

4.5 While the Plan is in effect, except as provided in the Plan, the Fund will not enter into or alter a corresponding hedging transaction or position with respect to the Shares or otherwise engage in offsetting or hedging transactions in violation of Rule 10b5-1. The Fund will notify Merrill Lynch in advance of any sales or purchases of, or derivative transactions on, any of the Issuer’s securities initiated by it; provided, however, that such notification shall in no way modify the distribution instructions set forth in Section 1 of the Plan. The Plan is the only plan adopted by the Fund with respect to the Issuer under Rule 10b5-1 and the Fund will not adopt another plan under Rule 10b5-1 with respect to the Issuer until the Plan expires or terminates in accordance with its terms.

4.6 While the Plan is in effect, the Fund will not disclose to any employee of Merrill Lynch, including any Private Wealth Advisor or Financial Advisor or employee of VSG, any material nonpublic information concerning the Shares or the Issuer.

4.7 While the Plan is in effect, the Fund will not attempt to exercise any influence over how, when or whether to effect distributions of Shares.

4.8 The Plan does not violate the Issuer’s insider trading policies.

4.9 The Fund agrees that it, and not Merrill Lynch, shall be responsible for making or causing to be made all filings required under the Securities Act and/or the Exchange Act, including under Section 13 and Section 16 of the Exchange Act, and any other filings necessary on behalf of the Fund and its affiliates.

4.10 As to delivery requirements:

1.	Prior to the date of execution of any distributions specified under the Plan, the Fund agrees to have delivered into the custody of Merrill Lynch the total amount of the Shares that may be distributed pursuant to the Plan, together with all transfer documents and other authorizations required for Merrill Lynch to effect distributions of such Shares on the Fund’s behalf. Without limiting the generality of the foregoing, if required by the Issuer’s transfer agent, the Fund will deliver an opinion of its counsel to the Transfer Agent to the effect that the Shares may be distributed by the Fund pursuant to the Plan without registration under the Securities Act and that certificates representing Shares so distributed (other than those, if any, distributed to the Restricted Partner (as defined herein)) need not bear a restrictive legend.

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Venture Partners VII, L.P.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

2.	The Fund agrees that Merrill Lynch’s obligation to execute distributions under the Plan is conditioned on the satisfaction of the foregoing delivery requirements.

4.11 The Fund agrees to inform Merrill Lynch as soon as possible of the Fund becoming aware of any of the following:

1.	any subsequent restrictions imposed on the Fund due to changes in the securities (or other) laws or of any restrictions imposed on the Issuer that would prevent Merrill Lynch or the Fund from complying with the Plan, and

2.	the occurrence of any event as set forth in the Plan that would cause the Plan to be suspended or terminated under Section 5 or Section 6 of the Plan, respectively.

4.12 To the Fund’s knowledge, none of the Partners is, nor during the preceding three months has been, an officer or director of the Issuer or an “affiliate” of the Issuer within the meaning of Rule 144(a) under the Securities Act of 1933, as amended; provided, however, that each of (i) Sofinnova Management VII, L.L.C., the general partner of the Fund (“SM VII”) and (ii) James I. Healy, a managing member of SM VII and a director of the Issuer, may be deemed an affiliate of the Issuer (each, a “Restricted Partner”). All parties shall have the benefit of tacking the Fund’s acquisition date for purposes of Rule 144 and thus receive their Shares free of restrictive legends; provided, however, that Shares registered in the name of a Restricted Partner or any other Partner who is then an affiliate of the Issuer shall bear the appropriate legends.

5.	Suspension.

5.1 Distributions pursuant to Section 1 above shall be suspended where:

1.	trading of the Shares on the Exchange is suspended for any reason;

2.	Merrill Lynch, in its sole reasonable discretion, determines that there is a legal, regulatory or contractual reason why it cannot affect a distribution of Shares;

3.	Merrill Lynch is notified in writing by the Issuer that a distribution of Shares should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or to the Fund (including without limitation, Regulation M); or

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Venture Partners VII, L.P.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

4.	Merrill Lynch is notified in writing by the Issuer that the Issuer, in its sole discretion, deems such suspension necessary or advisable, including suspensions necessary to comply with trading restrictions imposed in connection with any lock-up agreement required in connection with a securities issuance, transaction or other similar event.

5.2 Merrill Lynch will resume distributions in accordance with the Plan as promptly as practicable after (a) Merrill Lynch receives notice in writing from the Issuer that it may resume distributions in accordance with Section 1 of the Plan in the case of the occurrence of an Event described in 5.1.3 or 5.1.4 above; or (b) Merrill Lynch determines, in its sole discretion, that it may resume distributions in accordance with the Plan in the case of the occurrence of an Event described in 5.1.1 or 5.1.2 above.

5.3 Shares allocated under the Plan for distribution during a period that has elapsed due to a suspension under this Section will be carried forward to be distributed with the next amount of shares to be distributed in accordance with Section 1 of the Plan. In the event Section 1 of the Plan provides for an amount of Shares to be distributed during a given period at a certain closing price, Shares that would otherwise be permitted to be distributed during that period, shall, upon lapse of the suspension, nonetheless be carried forward to be distributed with the next amount of Shares to be distributed in accordance with Section 1 of the Plan.

5.4 Merrill Lynch is released from all liability in connection with any suspension under this Section 5.

6.	Termination.

The Plan shall terminate on the earliest to occur of the following:

6.1 the termination date listed above;

6.2 the completion of all distributions contemplated in Section 1 of the Plan;

6.3 the Fund’s or Merrill Lynch’s reasonable determination that: (a) the Plan does not comply with Rule 10b5-1 or other applicable securities laws; (b) the Fund has not complied with the Plan, Rule 10b5-1 or other applicable securities laws; or (c) the Fund has made misstatements in its representations or warranties in Section 4 above;

6.4 receipt by Merrill Lynch of written notice from the Issuer or the Fund of: (a) the filing of a bankruptcy petition by the Issuer; (b) the closing of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares of the Issuer into shares of a company other than the Issuer; or (c) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part); and

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Venture Partners VII, L.P.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

6.5 receipt by Merrill Lynch of written notice of termination from the Fund.

7.	Indemnification.

7.1 The Fund agrees to indemnify and hold harmless Merrill Lynch and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities, including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such claim, arising out of or attributable to Merrill Lynch’s actions taken in compliance with the Plan, any breach by the Fund of the Plan, or any violation by the Fund of applicable federal or state laws or regulations, to the extent Merrill Lynch is not obligated to indemnify the Fund under Section 7.2. This indemnification shall survive termination of the Plan.

7.2 Merrill Lynch agrees to indemnify and hold the Fund harmless from and against all claims, losses, damages and liabilities, including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim, arising out of or attributable to Merrill Lynch’s gross negligence or willful misconduct in connection with the Plan.

8.	Modification and Amendment.

The Plan, including the Distribution Instruction, may be modified or amended only upon (a) the written agreement of the Fund and Merrill Lynch; (b) the receipt by Merrill Lynch of written confirmation signed by the Fund to the effect that the representations, warranties and covenants contained in Section 4 above, are true as of the date of such written confirmation; and (c) the receipt by Merrill Lynch of the confirmation set forth in Section 4.3 above. The Fund further agrees to provide prompt written notice of any modification or amendment of the Plan to the Issuer.

9.	Counterparts.

The Plan may be signed in counterparts, each of which will be an original.

10.	Entire Agreement.

The Plan, including the representations, warranties and covenants in Section 4, constitutes the entire agreement between the Fund and Merrill Lynch regarding the Plan and supersedes any prior agreements or understandings regarding the Plan.

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Venture Partners VII, L.P.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

11.	Notices.

All notices given by the parties under the Plan will be as follows:

If to Merrill Lynch, to:

Valerie Garcia Houts

Sr. Vice President—International Financial Advisor

Merrill Lynch Venture Services Group

600 California Street, 8th Floor

San Francisco, CA 94108

Email: valerie_houts@ml.com

If to the Fund, to:

Name: Nathalie Auber	Name : Hooman Shahlavi
Title : CFO	Title: General Counsel
Organization : Sofinnova Ventures, Inc.	Organization: Sofinnova Ventures, Inc.
Fax: (650) 322-2037	Fax: (650) 322-2037
Tel: (650) 681-8436	Tel: (650) 681-8430
e-mail: auber@sofinnova.com	e-mail: shahlavi@sofinnova.com

12.	Governing Law.

This Plan will be governed by and construed in accordance with the laws of the State of New York.

13.	Officer and Director Equity Services.

13.1 The Fund authorizes Merrill Lynch to transmit transaction information via facsimile and/or email regarding distributions under the Plan to:

Name: Nathalie Auber	Name : James I. Healy
Title : CFO	Title: President
Organization : Sofinnova Ventures, Inc.	Organization: Sofinnova Ventures, Inc.
Fax: (650) 322-2037	Fax: (650) 322-2037
Tel: (650) 681-8436	Tel: (650) 681-8422
e-mail: auber@sofinnova.com	e-mail: healy@sofinnova.com

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Venture Partners VII, L.P.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

13.2 Merrill Lynch shall use reasonable efforts to transmit transaction information for distributions under the Plan by the close of business on the Effective Date of such distribution.

13.3 The Fund acknowledges that Merrill Lynch (a) has no obligation to confirm receipt of any email or faxed information by the designated contact and (b) has no responsibility or liability for filing a Form 4 with the SEC or for compliance with Section 16 of the Exchange Act.

13.4 If any of the above contact information changes, or the Fund would like to terminate this authorization, the Fund will promptly notify Merrill Lynch in writing. The Fund further authorizes Merrill Lynch to transmit transaction information to a third-party service provider who will make the information available to my designated representative(s) listed above.

This Rule 10b5-1 Distribution Plan and Client Representations is established and agreed to as of the date of the last signature below.

Sofinnova Venture Partners VII, L.P.

By:	Sofinnova Management VII, L.L.C.
its General Partner

By:
Managing Member

Date:	December 13, 2013

Acknowledged and Agreed this 13th day of

December 2013:

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

By:
Name:
Title:

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Venture Partners VII, L.P.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

Annex A — Form of Direction – Clean Shares

To: Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”)

From: [Name of Fund]

Date: [_____] (“Date of Direction”)

Re:	Direction Pursuant to Letter Dated [_____] (the “Letter”) from the General Partner to Merrill Lynch with respect to [Name of Fund]

Dear Sir or Madam:

This is the Direction referred to in the Letter. It authorizes Merrill Lynch to service the distribution of [ ] shares of common stock of [name of issuer] for [name of Fund] to our Partners. Merrill Lynch is hereby directed to service the Distribution in accordance with the terms set forth in the Letter. Any capitalized term used and not defined herein shall have the meaning given to such term in the Letter.

All Securities were acquired for $       per share on           as           Stock, directly from [Issuer] on [date]. These shares are being distributed pro-rata to the Partners in accordance with the partnership and/or operating agreements. Attached is a list of our Partners and the corresponding number of shares each will receive.

To the best of our knowledge, none of the Partners is, nor during the preceding three months has been, an officer or director of [issuer] or an “affiliate” of [issuer] within the meaning of Rule 144(a) under the Securities Act of 1933, as amended, except for the following Partners: [Name, Affiliate Status] (“Restricted Partners”). All parties should have the benefit of “tacking” the Fund’s acquisition date for purposes of 144(b) and thus receive shares free of restrictive legends. Shares registered in the names of Restricted Partners should bear the appropriate legends.

We request you obtain the necessary letters of instruction and/or legal opinion to process the re-registration of these shares with the Issuer’s transfer agent. If you have any questions, please do not hesitate to call          directly at         .

Sincerely,

[Title of Authorized Person/General Partner of the Fund, on behalf of itself and the Fund]

By:
Name:
Title:

exhibit E

SM VII Rule 10b5-1 Plan

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Management VII, L.L.C.
Symbol:	HPTX
Start Date:	[***][1]
End Date:	[***][2]

Rule 10b5-1 Sales Plan, Client Representations, and Sales Instructions

Sofinnova Management VII, L.L.C. (the “LLC”), as of the date below, establishes this Sales Plan (“Plan”) in order to sell shares of the common stock (“Shares”) of Hyperion Therapeutics, Inc., (“Issuer”), received by distribution from Sofinnova Venture Partners VII, L.P. (10b5-1 plan established and agreed upon as of December 13, 2013) (“Distribution”), pursuant to the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”). The LLC requests that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) execute the Plan as follows:

1.	Sales Instructions[3]

The Sales Instructions specified in the Annex of the Plan shall become effective the second trading day following the effective date of the Distribution to the LLC of Hyperion Therapeutics, Inc. shares, which is at least 60 days after December 16, 2013, the execution date of the Plan.

1.1 Merrill Lynch is authorized to execute transactions in accordance with the attached SEC Rule 10b5-1 Sales Instruction and Notice Provision –Annex (“Sales Instruction”) with respect to the security type “Shares,” including without limitation the floor price restriction set forth therein.

2.	Execution, Average Pricing and Pro Rata Allocation of Sales

The LLC agrees and acknowledges that:

2.1 If the LLC’s order to sell Shares pursuant to the Plan, whether market or limit, is handled by a Merrill Lynch trading desk, the LLC’s order shall be handled as “not held”. A “not held” or “working order” permits a Merrill Lynch trader to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order. This provision shall only apply to orders handled by a Merrill Lynch trading desk.

1 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

2 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

3 Note: Merrill Lynch may not execute sales under this Plan until the firm’s restricted stock due diligence process for such securities has been completed.

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Management VII, L.L.C.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

2.2 Merrill Lynch may execute the LLC’s order: (a) in a single transaction or multiple transactions during the course of the trading day, or (b) it may aggregate the LLC’s order with other orders for other sellers of the Issuer’s securities that may or may not have been accepted pursuant to a Rule 10b5-1 sales plan, execute them as a block or in multiple smaller transactions, and allocate an average price to each seller.

2.3 When orders are aggregated, Merrill Lynch shall allocate the proceeds of shares sold pro rata among the sellers, based on the ratio of (x) the shares to be sold and (y) the sum of the proceeds of all shares sold, and Merrill Lynch will provide each seller an “average price confirmation” that identifies the amount of securities sold for the applicable seller together with an average price for sales.

3.	Stock Splits/Reincorporation/Reorganizations

3.1 In the event of a stock split or reverse stock split, the quantity and price at which the Shares are to be sold will be adjusted proportionately.

3.2 In the event of a stock dividend or spin-off, the quantity and price at which the Shares are to be sold will be adjusted as instructed by the Issuer. Any adjustment shall only become effective upon receipt by Merrill Lynch of written notice from Issuer as to the occurrence of the dividend or spin-off, as well as specific instructions as to the adjustment to the quantity and price at which Shares are to be sold.

3.3 In the event of a reincorporation or other corporate reorganization resulting in an automatic share-for-share exchange of new shares of the Issuer for the Shares subject to the Plan, then the new shares will automatically replace the Shares originally specified in the Plan.

4.	Account Credit

In the event any scheduled sale of Shares is not executed as provided for in Section 1 (or Section 7, if applicable) of the Plan, upon Merrill Lynch’s knowledge of such event, Merrill Lynch shall sell Shares that should have been sold as soon as reasonably practicable, and will credit the LLC’s account as if such sale had been executed as instructed in Section 1 (or Section 7, if applicable).

5.	Compliance with Rule 144 and Rule 145

5.1 The LLC understands and agrees that if the LLC or any entity or individual acting as a member of the LLC’s is an affiliate or control person for purposes of Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), or if the Shares subject to the Plan are restricted securities subject to limitations under Rule 144 or eligible for resale under Rule 145, then all sales of Shares under the Plan will be made in accordance with the applicable provisions of Rule 144.

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Management VII, L.L.C.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

5.2 The LLC requests and authorizes Merrill Lynch to complete and file on behalf of the LLC any Forms 144 (pre-signed on behalf of the LLC) necessary to effect sales under the Plan.

5.3 If appropriate, the LLC understands and agrees that, upon its prompt signature and delivery to Merrill Lynch of Form 144, Merrill Lynch will either (a) make one Form 144 filing at the beginning of each weekly period commencing with the date of the first sale made in connection with this Plan and assuming that Merrill Lynch reasonably believes that sales will be effected during such weekly period under this Plan or (b) file Form 144 for sales made in connection with the Plan.

5.4 A Form 144 shall be filed for all applicable sales pursuant to this Plan and shall indicate that the sales are made pursuant to this Plan.

5.5 Merrill Lynch will conduct sales pursuant to Rule 144 or Rule 145 if appropriate, including applying Rule 144 volume limitations for sales under the Plan and sales made by any entity, member or individual acting as the LLC who may be deemed an “affiliate” of the Issuer, which entities and individuals currently include the LLC and James I. Healy. The LLC will provide the Venture Services Group at Merrill Lynch prior notice of any sales by any of the entities, members or individuals acting as the LLC who may be deemed an affiliate of the Issuer not effected by Merrill Lynch.

5.6 The LLC will notify the Venture Services Group at Merrill Lynch prior to taking any action or to causing any other person or entity to take any action that would require the LLC to aggregate sales of Shares pursuant to Rule 144; and not to take any action that would cause the sales of Shares under the Plan not to comply with Rule 144 or Rule 145.

6.	Representations, Warranties and Covenants

In consideration of Merrill Lynch accepting orders to sell securities under this Plan, the LLC makes the following representations, warranties and covenants:

6.1 The LLC has established the Plan in good faith, in compliance with the requirements of Rule 10b5-1, and at a time when neither the LLC nor any entity, member or individual authorizing or directing the LLC to enter into this Plan was aware of material nonpublic information about the Issuer or its Shares.

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Management VII, L.L.C.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

6.2 The LLC has consulted with legal counsel in connection with its decision to enter into the Plan and has confirmed that the Plan meets the criteria set forth in Rule 10b5-1. The LLC has not received or relied on any representations by Merrill Lynch regarding the Plan’s compliance with Rule 10b5-1.

6.3 Merrill Lynch has received electronic confirmation from the Issuer regarding the Plan’s compliance with the Issuer’s insider trading policy and other related matters.

6.4 The LLC owns all Shares that are subject to the Plan free and clear of liens or encumbrances of any kind, and/or the LLC will own all such Shares free and clear of liens or encumbrances of any kind at the time of their Sale as provided for in this Plan. Other than any applicable securities laws, there are no restrictions imposed on the LLC, the Shares or the Issuer that would prevent Merrill Lynch or the LLC from complying with the Plan.

6.5 While the Plan is in effect, except as provided in the Plan, the LLC will not engage in offsetting or hedging transactions in violation of Rule10b5-1; and will notify Merrill Lynch in advance of any sales or purchases of, or derivative transactions on, any of the Issuer’s securities initiated by the LLC.

6.6 While the Plan is in effect, neither the LLC nor any entity or individual acting as the LLC will disclose to any employee of Merrill Lynch, including the LLC’s Private Wealth Advisor or Financial Advisor, any material nonpublic information concerning the Shares or the Issuer. The LLC and Merrill Lynch acknowledge and agree that Merrill Lynch shall not sell Shares pursuant to this Plan at any time when any person at Merrill Lynch executing or effecting such sales is aware of material nonpublic information concerning the Issuer or its securities. Merrill Lynch shall ensure that any Merrill Lynch trader who has influence over how, when or whether to effect a sale of Shares will not execute sales when such person is aware of material nonpublic information with respect to the Issuer or its Shares.

6.7 While the Plan is in effect, the LLC will not attempt to exercise any influence over how, when or whether to effect sales of Shares.

6.8 The Plan does not violate the Issuer’s insider trading policies.

6.9 The LLC agrees to make or cause to be made all filings required under the Securities Act and/or the Exchange Act, including under Rule 144 and pursuant to Section 13 and Section 16 of the Exchange Act, and any other filings necessary provided however, that Merrill Lynch shall be responsible for the preparation and filing of Forms 144 to the extent set forth in Section 5.2.

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Management VII, L.L.C.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

6.10 As to delivery requirements:

1.	Prior to the date of execution of any sales specified under the Plan, the LLC agrees to have delivered into the custody of Merrill Lynch the total amount of the Shares that may be sold pursuant to the Plan, together with all transfer documents and other authorizations required for Merrill Lynch to effect settlement of sales of such Shares on the LLC’s behalf.

2.	The LLC agrees that Merrill Lynch’s obligation to execute sales under the Plan is conditioned on the satisfaction of the foregoing delivery requirements.

6.11 The LLC agrees to inform Merrill Lynch as soon as possible of any of the following:

1.	any subsequent restrictions imposed on the LLC due to changes in the securities (or other) laws or of any contractual restrictions imposed on the Issuer that would prevent Merrill Lynch or the LLC from complying with the Plan, and

2.	the occurrence of any event as set forth in the Plan that would cause the Plan to be suspended or terminated under Section 7 or Section 8 of the Plan, respectively.

7.	Suspension

7.1 Sales pursuant to Section 1 above shall be suspended where:

1.	trading of the Shares on the principal exchange or market on which the Shares are traded (“Exchange”) is suspended for any reason;

2.	there is insufficient demand for any or all of the Shares at or above the specified price (e.g., the specified price met but all Shares could not be sold at or above the specified price);

3.	Merrill Lynch, in its sole reasonable discretion, determines that there is a legal, regulatory or contractual reason why it cannot effect a sale of Shares (including without limitation, Merrill Lynch does not receive the necessary due diligence information from the Issuer to effect the sale of shares under the Plan);

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Management VII, L.L.C.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

4.	Merrill Lynch is notified in writing by the Issuer that a sale of Shares should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or to the LLC (including without limitation, Regulation M) or other material adverse consequence to the Issuer;

5.	Merrill Lynch is notified in writing by the Issuer that (i) in the case of Shares being sold pursuant to a registration statement filed under the Securities Act, the registration statement has terminated, been suspended, expired or is otherwise unavailable; or (ii) a public announcement of a public offering of securities by the Issuer has been made in which the shareholder is contractually obligated to a lock-up agreement.

7.2 Merrill Lynch will resume sales in accordance with the Plan as promptly as practicable after (a) Merrill Lynch receives notice in writing from the Issuer that it may resume sales in accordance with Section 1 of the Plan in the case of the occurrence of an Event described in 7.1.4 or 7.1.5 above or (b) Merrill Lynch determines, in its sole reasonable discretion, that it may resume sales in accordance with the Plan in the case of the occurrence of an Event described in 7.1.1, 7.1.2 or 7.1.3 above.

7.3 Shares allocated under the Plan for sale during a period that has elapsed due to a suspension under this Section will be carried forward to be sold with the next amount of shares to be sold in accordance with Section 1 of the Plan. In the event Section 1 of the Plan provides for an amount of Shares to be sold during a given period pursuant to a limit order, Shares that would otherwise be permitted to be sold during that period, shall, upon lapse of the suspension, nonetheless be carried forward to be sold with the next amount of Shares to be sold in accordance with Section 1 of the Plan.

7.4 Merrill Lynch is released from all liability in connection with any suspension of sales in accordance with the provisions hereof, including, but not limited to, liability for the loss of market value.

7.5 In the event of a suspension, Merrill Lynch will notify the seller as soon as possible.

8.	Termination

The Plan shall terminate on the earliest to occur of the following:

8.1 the termination date listed in the Sales Instruction;

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Management VII, L.L.C.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

8.2 the completion of all sales contemplated in Section 1 of the Plan;

8.3 the LLC’s or Merrill Lynch’s reasonable determination that: (a) the Plan does not comply with Rule 10b5-1 or other applicable securities laws; (b) the LLC has not complied with the Plan, Rule 10b5-1 or other applicable securities laws; or (c) the LLC has made misstatements in its representations or warranties in Section 6, above;

8.4 receipt by Merrill Lynch of written notice from the Issuer or the LLC of: (a) the filing of a bankruptcy petition by the Issuer; (b) the closing of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares of the Issuer into shares of a company other than the Issuer; or (c) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part); or

8.5 receipt by Merrill Lynch of written notice of termination from the LLC.

9.	Indemnification

9.1 The LLC agrees to indemnify and hold harmless Merrill Lynch and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities, including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such claim, arising out of or attributable to Merrill Lynch’s actions taken in compliance with the Plan, any breach by the LLC of the Plan, or any violation by the LLC of applicable federal or state laws or regulations, to the extent Merrill Lynch is not obligated to indemnify the LLC under Section 9.2. This indemnification shall survive termination of the Plan.

9.2 Merrill Lynch agrees to indemnify and hold harmless the LLC and its directors, officers, managers, partners, employees and affiliates from and against all claims, losses, damages and liabilities including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating, any such action or claim, arising out of or attributable to Merrill Lynch’s gross negligence or willful misconduct in connection with the Plan. This indemnification shall survive termination of the Plan.

10.	Modification and Amendment

The Plan, including the Sales Instruction, may be modified or amended only upon (a) the written agreement of the LLC and Merrill Lynch; and (b) the receipt by Merrill Lynch of written confirmation from the LLC to the effect that the representations, warranties and covenants contained in Section 6 above, are true as of the date of such written confirmation; and (c) the receipt by Merrill Lynch of the confirmation set forth in Section 6.3 above. The LLC shall provide prompt written notice to the Issuer of any modifications or amendments.

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Management VII, L.L.C.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

11.	Counterparts

The Plan may be signed in counterparts, each of which will be an original.

12.	Entire Agreement

The Plan, including the representations, warranties and covenants in Section 6, constitutes the entire agreement between the LLC and Merrill Lynch regarding the Plan and supersedes any prior agreements or understandings regarding the Plan.

13.	Governing Law

This Plan will be governed by and construed in accordance with the laws of the State of New York.

14.	Officer & Director Equity Service

14.1 The LLC authorizes Merrill Lynch to transmit transaction information via facsimile and/or email regarding open market transactions under the Plan to:

Name: Nathalie Auber	Name : James I. Healy
Title : CFO	Title: President
Organization: Sofinnova Ventures, Inc.	Organization: Sofinnova Ventures, Inc.
Fax: (650) 322-2037	Fax: (650) 322-2037
Tel: (650) 681-8436	Tel: (650) 681-8422
e-mail: auber@sofinnova.com	e-mail: healy@sofinnova.com

Name : Ashley Gould
Title : SVP Governmental Affairs, Chief Legal & Compliance Officer
Organization : Hyperion Therapeutics
Fax : (650) 871-7029
Tel : (650) 745-7825
e-mail : Ashley.Gould@hyperiontx.com

14.2 Merrill Lynch shall use reasonable efforts to transmit transaction information for open market transactions under the Plan (purchase or sale) under the Plan by the close of business on the effective date of such distribution.

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Management VII, L.L.C.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

14.3 The LLC acknowledges that Merrill Lynch (a) has no obligation to confirm receipt of any email or faxed information by the designated contact and (b) has no responsibility or liability for filing a Form 4 with the SEC or for compliance with Section 16 of the Exchange Act.

14.4 If any of the above contact information changes, or the LLC would like to terminate this authorization, the LLC will promptly notify Merrill Lynch in writing. The LLC further authorizes Merrill Lynch to transmit transaction information to a third party service provider who will make the information available to the LLC’s designated representative(s) listed above.

15. Notices

All notices given by the parties under the Plan will be as set forth in the Sales Instruction.

Sofinnova Management VII, L.L.C.

By:
James I. Healy
Managing Member

Date:

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Acknowledged and Agreed this 16th day of

December 2013:

By:
Name:
Title:	Administrative Manager

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Management VII, L.L.C.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

ANNEX SALES INSTRUCTIONS

[***][4]

4 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

CONFIDENTIAL TREATMENT

Issuer Name:	Hyperion Therapeutics, Inc.
Client Name:	Sofinnova Management VII, L.L.C.
Symbol:	HPTX
Start Date:	[***]
End Date:	[***]

All notices given by the parties under the Plan will be as follows:

If to Merrill Lynch, to:

Valerie Garcia Houts & Henry Villeda

Merrill Lynch Venture Services Group

600 California Street, 8th Floor

San Francisco, CA 94108

Email: ventures_services@ml.com

If to the LLC, to:

Name: Nathalie Auber	Name : Hooman Shahlavi
Title : CFO	Title: General Counsel
Organization : Sofinnova Ventures, Inc.	Organization: Sofinnova Ventures, Inc.
Fax: (650) 322-2037	Fax: (650) 322-2037
Tel: (650) 681-8436	Tel: (650) 681-8430
e-mail: auber@sofinnova.com	e-mail: shahlavi@sofinnova.com